UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Cano Health, Inc.
(Name of Issuer)

Class A common stock, $0.0001 par value per share
(Title of Class of Securities)

13781Y103
(CUSIP Number)

Michael Racich 1601 Washington Avenue, Suite 800 Miami Beach, Florida 33139 (203) 422-7718
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Barry S. Sternlicht
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,480,624(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 25,480,624(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,480,624
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%(2)
14		TYPE OF REPORTING PERSON IN

(1)	The inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all of the reported securities for purposes of this Schedule 13D or for any other purpose.

(2)
Percentage is calculated based on 264,174,645 shares of Class A Common Stock issued and outstanding as of March 13, 2023 as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as filed with the U.S. Securities and Exchange Commission on March 15, 2023 (the “Form 10-K”),  plus shares of Class A Common Stock underlying the Private Placement Warrants and restricted stock units (“RSUs”) held by the Reporting Person or affiliates thereof.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being filed with respect to the shares of Class A Common Stock, $0.0001 par value per share (the “Common Stock”) of Cano Health, Inc., a Delaware corporation (the “Issuer”), to amend the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 14, 2021 (as amended by Amendment No. 1 thereto filed on July 27, 2021, and this Amendment No. 2, the “Schedule 13D” or this “Statement”).  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

This Amendment No. 2 is being filed to amend Item 4, Item 5 and Item 7 of the Schedule 13D as follows:

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following thereto:

On March 30, 2023, the Reporting Person resigned as a director of the Issuer.  In connection therewith, the Reporting Person delivered a letter to the board of directors of the Issuer (the “Board”), which is attached as Exhibit G hereto (the “Resignation Letter”) and is incorporated by reference in its entirety into this Item 4.  On March 30, 2023, the Reporting Person also caused the issuance of a press release containing a copy of the Resignation Letter.

The Reporting Person may consider, explore and/or develop plans and/or make proposals (whether preliminary or final) with respect to, among other things, the Issuer’s performance, operations, management (including potential changes to the Chairperson and Chief Executive Officer of the Issuer), governance (including potential changes to the Board), conflicted party transactions, capital allocation policies, and strategy and plans of the Issuer, including a potential strategic review or sale process involving the Issuer or certain of the Issuer's businesses or assets.  The Reporting Person intends to communicate with other stockholders of the Issuer with respect to the matters referred to in the preceding sentence and other matters relating to the Issuer, and may engage with the Board, management and other third parties with respect to such matters, including potential acquirers and financing sources thereof.  Without limiting the foregoing, the Reporting Person may seek to reconstitute the Board or take other actions that may influence the outcome of any vote of the stockholders of the Company.

The Reporting Person intends to review his investment in the Issuer on a continuing basis and depending upon various factors, including, without limitation, the Issuer’s financial position and strategic direction, overall market conditions, the outcome of any discussions referenced above, other investment opportunities available to the Reporting Person, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Person may endeavor (i) to increase or decrease his position in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving Class A Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable; and/or (ii) to enter into transactions that increase or hedge the economic exposure to the Class A Common Stock without affecting the beneficial ownership of shares of Class A Common Stock. In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto and (ii) propose or consider one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Item 5(a), 5(b) and 5(c) of the Schedule 13D is each hereby amended and restated to read as follows:

(a)
Aggregate number and percentage of securities. The aggregate number and percentage of shares of Class A Common Stock beneficially owned by the Reporting Person is based on  264,174,645  shares of Class A Common Stock outstanding as of March 13, 2023 as reported in the Form 10-K, plus the RSUs and the shares of Class A Common Stock underlying the Private Placement Warrants that are held by the Reporting Person or affiliates thereof as is set forth in boxes 11 and 13 of the second part of the cover page to this Statement, and such information is incorporated herein by reference.

(b)
Power to vote and dispose. The amounts of Class A Common Stock as to which the Reporting Person has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Statement, and such information is incorporated herein by reference.

(c)
Transactions in Last 60 Days.  No transactions in the shares of Class A Common Stock have been effected during the past sixty (60) days by the Reporting Person, inclusive of any transactions effected through 4:00 p.m., New York City time, on March 31, 2023.

Item 7.  Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to include a new exhibit thereto as follows:

G – Resignation Letter, dated March 30, 2023, from the Reporting Person to the Board of Directors of Cano Health, Inc.

SIGNATURE
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 31, 2023

Barry Stuart Sternlicht

By:	/s/ Michael Racich, Attorney-in-Fact for Barry Stuart Sternlicht_
Barry S. Sternlicht